July 30, 2019


N. Nora Nye
Seed Equity Properties LLC
1660 South Albion Street
Suite 321
Denver, Colorado 80222

       Re:      Seed Equity Properties LLC
                Amendment No. 2 to
                Offering Statement on Form 1-A
                Filed July 23, 2019
                File No. 024-11048

Dear Ms. Nye:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

   1. We note that you have submitted a legality opinion and copies of non-public correspondence related to your draft offering statement as correspondence on EDGAR.
      Please note that Form 1-A requires you to submit these documents as exhibits to the filing and revise accordingly. Refer to Items 17(12) and (15)(b) of Part III of Form 1-A for
      additional guidance. In addition, we note that you have filed three Forms 1-A, each with a different file number, however, the two filings submitted on July 23, 2019 appear to be amendments to the Form 1-A filed on May 20, 2019 under file number 024-11003.
      Please revise and ensure that all future amendments include the appropriate file number associated with the offering or advise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257
 N. Nora Nye
Seed Equity Properties LLC
July 30, 2019
Page 2

of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        Please contact me at (202) 551-3391 with any questions.


                                                           Sincerely,

                                                           /s/ Erin E. Martin

                                                           Erin E. Martin
                                                           Legal Branch Chief
                                                           Office of Real
Estate and
                                                           Commodities